

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2021

Philip Wieland
Chief Executive Officer
Diversey Holdings, Ltd.
1300 Altura Road, Suite 125
Fort Mill, South Carolina 29708

> **Re: Diversey Holdings, Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted January 15, 2021**
> **CIK No. 0001831617**

Dear Mr. Wieland:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted January 15, 2021

Summary, page 1

1. We note your response to prior comment 2 indicating that Bain will not have any formal duties, obligations or roles beyond that of a controlling shareholder upon completion of the offering. Accordingly, please revise to remove the reference to Bain as your "equity sponsor".

2. We note your revised disclosure on page 9 highlighting the "FCF conversion" metric. Please revise to provide the following information concerning the metric: (i) the reasons the metric is useful to investors, (ii) how management uses the metric in managing or monitoring the performance of the business and (iii) whether there are underlying

Philip Wieland
Diversey Holdings, Ltd.
February 2, 2021
Page 2

estimates or assumptions that are necessary to understanding the metric or calculation. For additional guidance, refer to SEC Release No. 33- 10751.

Summary Condensed Consolidated and Combined Financial Data, page 10

3. We note your response to prior comment 4 from our letter dated December 9, 2020. You state that you updated disclosure to correct the placement of the line item for goodwill impairment as an adjustment in the calculation of non-GAAP consolidated Adjusted EBITDA. However, on page F-72 it appears that impairment of goodwill continues to be an adjustment line item in your reconciliation to EBITDA, even though the $68.5 million has been removed from the EBITDA amount of $76.9 million for 2018. Please amend your filing to remove this adjustment line item.

Annual Cash Incentive Awards, page 105

4. Please revise to explain how the "Global Free Cash Flow" metric is calculated so that it is clear how it tracks the total revenue generated by your business and emphasizes the need for continuous improvement in cash management. Also, revise to disclose the 2020 Global Free Cash Flow targets applicable to each NEO and the corresponding performance achieved for the year.

You may contact Tracey McKoy at 202-551-3772 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Joe McCann at 202-551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alexander M. Schwartz, Esq.